Filed pursuant to Rule 424(b)(3)
File No. 333-259133

PGIM PRIVATE REAL ESTATE FUND, INc.

Supplement no. 1 dated DECEMBER 15, 2023

to the PRospectus dated april 27, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Real Estate Fund, Inc. (the “Fund”), dated April 27, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

PGIM Investments LLC (“PGIM Investments”), investment manager to the Fund, has agreed to waive its Management Fee and Incentive Fee through June 30, 2025 (the “Waiver Period”). PGIM Investments previously agreed to waive its Management Fee and Incentive Fee through April 30, 2024. Following the Waiver Period, the Manager will receive a Management Fee at an annual rate of 1.00% of the average daily value of the Fund’s net assets, and will receive any applicable Incentive Fee. The waiver cannot be terminated prior to June 30, 2025 without the consent of the Fund’s Board of Directors. The longer an investor holds shares of the Fund’s common stock during this period, the longer such investor will receive the benefit of the Management Fee waiver period.

In addition, effective as of the date of this Supplement, the following supplements and, to the extent inconsistent with, supersedes the section entitled “Repurchase of Common Stock – Tender Offers” in the Fund’s Prospectus:

Tender Offers

The Fund does not currently intend to list its Common Stock for trading on any securities exchange or any other trading market in the near future. In recognition that a secondary market for the Common Stock likely will not exist, the Manager currently intends to recommend to the Board that the Fund conduct quarterly tender offers to repurchase up to 5.0% of the aggregate NAV of its outstanding Common Stock in the sole discretion of the Board. The Fund expects to set the price of its tender offers using the NAV per share for each applicable class as of the last day of such tender offer. The Fund’s daily NAV per share will be available on the Fund’s website, when the Fund’s website becomes available.

In the event a tender offer is oversubscribed and in accordance with rules promulgated by the SEC, the Fund may accept for purchase additional outstanding shares of Common Stock representing up to 2.0% of the aggregate NAV of its outstanding Common Stock without amending or extending the tender offer.

The Fund will conduct its tender offers pursuant to Rule 13e-4 of the Exchange Act and will file a Schedule TO and related exhibits, containing information stockholders should consider in deciding whether or not to participate in the tender offer (including the existence and amount of any repurchase fee that may be charged) and detailed instructions on how to tender shares, on EDGAR and deliver notifications to stockholders as required by Rule 13e-4.

A 2.0% early redemption fee payable to the Fund will be charged with respect to the repurchase of a stockholder’s Common Stock at any time prior to the day immediately preceding the one-year anniversary of a stockholder’s purchase of the Common Stock (on a “first in first out” basis). An early repurchase fee payable by a stockholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any stockholder.

In any given quarter, the Manager may or may not recommend to the Board that the Fund conduct a tender offer. For example, if adverse market conditions cause the Fund’s investments to become illiquid or trade at depressed prices or if the Manager believes that conducting a tender offer for 5.0% or less of the aggregate NAV of the Common Stock then outstanding would impose an undue burden on stockholders who do not tender compared to the benefits of giving stockholders the opportunity to sell all or a portion of their Common Stock at NAV, the Manager may choose not to recommend a tender offer or may recommend a tender offer for less than 5.0% of the aggregate NAV of its outstanding Common Stock. Regardless of the recommendation of the Manager, the Board may or may determine not to cause the Fund to conduct a tender offer for any given quarter.

The Fund intends to comply with an exemption under FINRA Rule 5110 that requires the Fund to make at least two tender offers per calendar year. However, there may be quarters in which no tender offer is made, and it is possible that no tender offers will be conducted by the Fund at all. If a tender offer is not made, stockholders may not be able to sell their Common Stock as it is unlikely that a secondary market for the Common Stock will develop or, if a secondary market does develop, stockholders may be able to sell their Common Stock only at substantial discounts from NAV. If the Fund does conduct tender offers, it may be required to borrow or sell its more liquid, higher quality portfolio securities to purchase shares of Common Stock that are tendered, which may increase risks for remaining stockholders and increase fund expenses as a percent of assets. The Fund is designed primarily for long-term investors and an investment in the Common Stock should be considered illiquid.

In a tender offer, the Fund repurchases outstanding shares of Common Stock at the NAV per share of each class of Common Stock or at a percentage of such NAV per share on the last day of the offer. The Fund anticipates selling portfolio investments to fund tender offers. However, subject to the Fund’s investment restriction with respect to Borrowings, the Fund may borrow money to finance the repurchase of Common Stock pursuant to any tender offers. However, there can be no assurance that the Fund will be able to obtain such financing for tender offers if it attempts to do so. Moreover, if the Fund’s portfolio does not provide adequate liquidity to fund tender offers, the Fund may extend the last day of any tender offer or choose to pay tendering stockholders with a promissory note, payment on which may be made in cash up to 30 days after the expiration of the tender offer period (as extended). The promissory note will be non- interest bearing, non-transferable and non-negotiable. With respect to the Common Stock tendered, the owner of a promissory note will no longer be a stockholder of the Fund and will not have the rights of a stockholder, including without limitation voting rights. The promissory note may be prepaid, without premium, penalty or notice, at any time. Although tender offers generally would be beneficial to stockholders by providing them with some ability to sell their Common Stock at NAV, the acquisition of Common Stock by the Fund will decrease the total assets of the Fund. Tender offers are, therefore, likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities and/or may limit the Fund’s ability to participate in new investment opportunities. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Furthermore, to the extent the Fund borrows to finance the making of tender offers by the Fund, interest on such borrowings reduces the Fund’s net investment income. In order to fund repurchase requests, the Fund may be required to sell its more liquid, higher quality portfolio securities to purchase shares of Common Stock that are tendered, which may increase risks for remaining stockholders and increase fund expenses. Consummating a tender offer may require the Fund to liquidate portfolio securities, and realize gains or losses, at a time when the Manager would otherwise consider it disadvantageous to do so.

It is the Board’s policy, which may be changed by the Board, not to purchase Common Stock pursuant to a tender offer (1) if the repurchase would cause the Fund to lose its status as a real estate investment trust under Section 856 of the Code; (2) for any period during which the New York Stock Exchange is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of an asset owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets, in each case as determined by the company’s Board of Directors in its sole discretion; or (4) for such other periods as the SEC may by order permit for the protection of stockholders of the Fund. Thus, there can be no assurance that the Board will proceed with any tender offer. The Board may modify these conditions in light of circumstances existing at the time. The Fund may not purchase Common Stock to the extent such purchases would result in the asset coverage with respect to any borrowing being reduced below the asset coverage requirement set forth in the Investment Company Act. Accordingly, in order to purchase all shares of Common Stock tendered, the Fund may have to repay all or part of any then outstanding borrowing to maintain the required asset coverage. In addition, the amount of shares of Common Stock for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to the Fund’s portfolio or the impact of the tender offer on those stockholders who do not sell their shares of Common Stock in the tender offer. If a tender offer is oversubscribed by stockholders who tender shares of Common Stock, the Fund will generally repurchase a ratable portion of the shares of Common Stock tendered by each stockholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts. In addition, for any tender offer, third party stockholders may not be given priority over stockholders that are affiliates of Prudential, whose holdings in the Fund may be significant and may have the effect of diluting third party stockholders with respect to any tender offer.

Each tender offer would be made and stockholders would be notified in accordance with the requirements of the Exchange Act and the Investment Company Act, either by publication or mailing or both. The tender offer documents will contain information prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered shares of Common Stock by the Fund is a taxable event to stockholders. See “Certain U.S. Federal Income Tax Considerations.” Selected securities dealers or other financial intermediaries may charge a processing fee to confirm a repurchase of shares pursuant to a tender offer.

The Fund will assume all fees and expenses related to a repurchase of shares. A stockholder tendering for repurchase less than all of its Common Stock must maintain a minimum account balance after the repurchase is effected, the amount of which will be established by the Fund from time to time and is currently $1,000. If a stockholder tenders a number of Common Stock that would cause the aggregate NAV of the stockholder’s holdings to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the stockholder so that the required minimum balance is maintained. The Fund may also repurchase all of such a stockholder’s Common Stock in the Fund. The Fund or the Manager may waive the minimum account balance from time to time.

The Fund’s NAV per share may change materially from the date a tender offer is mailed to the tender valuation date (or any later valuation date if the tender offer is extended), and to the effective date of repurchase, and it also may change materially shortly after a tender is completed. The method by which the Fund calculates its NAV is discussed under the caption “Net Asset Value.” Additional risks are discussed under “Risk — Liquidity Risk.”

Please retain this supplement for future reference.